UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Amendment to Offering Statement

Pursuant to Regulation Crowdfunding

Under the Securities Act of 1933

Graze, Inc.

(Exact name of issuer as specified in its charter)

State of Incorporation: Delaware

CIK Number: 0001734237

Principal Executive Office Address: 6700 Pinecrest Drive, Suite 400, Plano, TX 75025

Website: http://grazerobotics.com/

EXPLANATORY NOTE

This Form 1-U is being filed by Graze, Inc. (the “Company”) to disclose the following material changes in management, governance, and internal operations.

ITEM 6: CHANGES IN OFFICERS, DIRECTORS, OR CONTROL

The Company has experienced material changes in its leadership and governance structure. These changes were made effective through board and stockholder action taken on May 2, 2025 and June 3, 2025.

The following changes have occurred:

●	Officer Resignations
	○	Logan Fahey Franz resigned as Chief Executive Officer effective June 3, 2025.
	○	Don Allen Price resigned as Chief Financial Officer effective May 29, 2025.
●	New Appointments
○

Valeri Inting has been appointed Interim President of the Company, with full operational authority including the ability to bind the Company, manage financial operations, and lead internal administration.

	○	Emily Hanson has been appointed Interim Treasurer of the Company with authority to oversee bank accounts, financial management, and vendor coordination.
●	Board Changes
	○	Logan Fahey Franz and Randy Samsel were removed as directors.
	○	Valeri Inting and John Vlay were appointed to the Board of Directors and are now serving as Common Directors.

ITEM 7: OTHER MATERIAL CHANGES

The Board also adopted enhanced internal controls to ensure operational oversight during this transitional period. These include:

●	Board approval is now required for all outgoing payments and formal Company communications.
●

The Interim President and Treasurer are empowered to act only in the ordinary course of business and may not initiate strategic actions (e.g., mergers, asset sales, or financings) without express Board approval.

These changes were adopted in the best interest of the Company and its shareholders, following the resignation of former executive leadership and in response to the need for interim oversight and organizational continuity.

SIGNATURE

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By:	/s/ Valeri Inting
Name:	Valeri Inting
Title:	Interim President
Date:	June 20, 2025